Exhibit 99.18

WBM CAPITAL CORP.

(FORMERLY TIIDAL GAMING GROUP CORP.)

MANAGEMENT DISCUSSION & ANALYSIS

For the three months ended January 31, 2025, and 2024

(Expressed in Canadian Dollars)

This Management’s Discussion and Analysis (“MD&A”) is a review of the operations and current financial position for WBM Capital Corp. (formerly Tiidal Gaming Group Corp.) (the “Company” or “WBM”). This MD&A should be read in conjunction with the Company’s condensed consolidated interim financial statements and notes for the three months ended January 31, 2025, and 2024.

The Company’s condensed consolidated interim financial statements and notes thereto have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) and are reported in Canadian dollars unless otherwise noted.

WBM is classified as a “venture issuer” for the purposes of National Instrument 51-102. This MD&A was approved by the directors of the Company on April 4th, 2025.

Caution Regarding Forward Looking Statements

Certain statements in this report are forward-looking statements which reflect management’s expectations regarding future growth, results of operations, performance, business prospects and opportunities, the Company’s ability to meet financial commitments and its ability to raise funds when required. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations, or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance, or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as at the date of this report. These assumptions, which include management’s current expectations, the global economic environment, and the Company’s ability to manage its operating costs, may prove to be incorrect. Several risks and uncertainties could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

There is a significant risk that such forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Actual performance, achievement or other realities could differ materially from those expressed in, or implied by, any forward-looking statements or information in this MD&A and, accordingly, investors should not place undue reliance on any such forward-looking statements or information. Further, any forward-looking statement or information speaks only as at the date on which such statement is made, and the Company does not undertake any obligation to update any forward-looking statements or information to reflect information, events, results, circumstances, realities or otherwise after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by law, including securities laws. All forward-looking statements and information contained in this MD&A and other documents of the Company are qualified by such cautionary statements. New factors emerge from time to time, and it is not possible for management to predict all such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual realities to differ materially from those contained in any forward-looking statements.

In addition, forward-looking statements, and information herein, including financial information, is based on certain assumptions relating to the business and operations of the Company. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements and forward-looking information in this MD&A, and the documents incorporated by reference herein, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements and information will prove to be accurate as actual results, and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information contained in this MD&A.

Business History

The table below lists the Company’s wholly owned subsidiaries as at January 31, 2025:

Name of subsidiary	Jurisdiction Incorporated	Functional Currency	Accounting Method/Date of Disposal
Tiidal Gaming Holdings Inc. (formerly Tiidal Gaming Group Inc.)	Canada	Canadian dollars	Dissolved March 14/24
Lazarus Esports Inc.	Canada	Canadian dollars	Dissolved March 7/24
Tiidal Gaming Canada Inc.	Canada	Canadian dollars	Dissolved March 7/24
Space Esports Inc.	United States	U.S. dollars	Dissolved Feb 26/24
Tiidal Gaming NZ Limited	New Zealand	New Zealand dollars	Until June 8, 2023
1507651 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24
1507652 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24
1507653 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24
1507655 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24
1510450 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24
1510435 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24
1510441 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24

WBM Capital Corp. (formerly Tiidal Gaming Group Corp.) (the “Company” or “WBM”) was incorporated pursuant to the provisions of the Business Corporations Act (British Columbia) on June 4, 2004. On July 10, 2024, the Company changed its name from Tiidal Gaming Group Corp. to WBM Capital Corp. The address of the Company’s head, principal, and registered office is located at 1900 – 1040 West Georgia Street, Vancouver, British Columbia V6E 4H3. On June 7, 2024, the Company voluntarily delisted trading of its common shares on the CSE.

As of June 9, 2023, the Company does not have any remaining active operations. The Corporation is currently exploring opportunities.

On October 30, 2023, the Company announced that its Board of Directors has concluded its previously announced strategic review process and has determined it is in the best interest of the Company to return capital to its shareholders by way of substantial issuer bid (the “Offer”) to be completed no earlier than December 7, 2023. On December 15, 2023, the Company completed the Offer and purchased for cancellation 83,256,650 common shares at a price of $0.1225 per share for aggregate purchase price of $10,198,940. The shares purchased under the Offer represented approximately 95% of the total issued and outstanding shares.

On October 4, 2024, the Company completed a share consolidation on the basis of 6,000,000 pre consolidation common shares to 1 post-consolidation common share. The share consolidation is reflected retrospectively in these consolidated financial statements.

On October 21, 2024, the Company incorporated 4 wholly owned subsidiaries 1507651 B.C. Ltd., 1507652 B.C. Ltd., 1507653 B.C. Ltd. and 1507655 B.C. Ltd.

On November 6, 2024, the Company incorporated 3 wholly owned subsidiaries 1510435 B.C. Ltd., 1510441 B.C. Ltd. and 1510450 B.C. Ltd.

On December 18, 2024, the Company completed a plan of arrangement whereby the sole shareholder of the Company, Triforce Ventures SA, now holds all of the issued and outstanding common shares in the following former subsidiaries; 1507651 B.C. Ltd., 1507652 B.C. Ltd., 1507653 B.C. Ltd., 1507655 B.C. Ltd., 1510450 B.C. Ltd., 1510441 B.C. Ltd., and 1510435 B.C. Ltd. Each of these former subsidiaries are now an unlisted reporting issuer in the provinces of British Columbia and Alberta.

Overall Performance

Financing Transactions

On June 9, 2023, the Company issued 0.32 common shares to the vendors of the assets of Sportsflare pursuant to the satisfaction of the Market Validation Milestone per the asset purchase agreement dated December 14, 2020, as amended September 24, 2021. $334,821 was reclassified from shares to be issued to share capital.

On June 9, 2023, the Company, in conjunction with the closing of the sale of Tiidal Gaming NZ Limited (“Tiidal NZ”), granted 0.42 restricted share units to the Company’s CEO, which immediately vested into 0.42 common shares of the Company. $200,000 was recorded in share-based payments and in share capital.

For the year ended October 31, 2023, the Company incurred $49,184 in share issuance costs for the subscription receipt financing and conversion to common shares and warrants.

The sale of Tiidal NZ constituted the sale of substantially all of the assets and operating activities of the Company. The board of directors of the Company will assess the available options to return capital received pursuant to the sale of Tiidal NZ to its shareholders following the expiry of the 180-day holding period. Any such options will be subject to the receipt of corporate, securities and tax laws advice, and will be subject to the receipt of all required shareholder, regulatory and Canadian Securities Exchange approvals. There can be no assurances that any such options will be implemented by the Company.

On December 15, 2023, the Company in connection with the completed substantial issuer bid cancelled an aggregate of 0.26 options of the Company that had an exercise price of $600,000 per share for consideration of $135,000 per In-the-Money Option, representing the difference between the exercise price of the In-the-Money Options and the purchase price under the substantial issuer bid, for aggregate consideration equal to approximately $35,325.

On February 16, 2024, the Company issued 0.13 common shares at a deemed price of $300,000 per share as full and final payment of debt in the aggregate amount of $40,000 for certain unpaid remuneration for services performed by the Company’s Chief Executive Officer and a consultant of the Company. The fair value of the issued common shares was $420,000 per share and a loss of $16,000 was recorded.

On July 10, 2024, the Company closed a non-brokered private placement financing of 1common shares at a deemed price of $30,000 per share for gross proceeds of $30,000. No finders’ fees were paid in connection with the private placement.

Net and Comprehensive Loss

The Company’s net loss and comprehensive loss for the three months ended January 31, 2025, was $36,607 (January 31, 2024, $66,857). The decrease in the net loss year over year is linked to the sale and closure of the Company’s revenue producing assets. The Company has no active operations.

Going Concern

These condensed consolidated interim financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company’s accumulated deficit was $7,562,452 at January 31, 2025 (October 31, 2024 – $7,525,845) and its cash flow used in operations was $15,193 (October 31, 2024 – $688,624). These factors comprise a material uncertainty which may cast significant doubt about the Company’s ability to continue as a going concern.

Selected Annual Information

	2024	2023
Revenues	—	—
Cost of sales	—	—
Expenses	600,903	1,541,997
Net income (loss)	(660,956)	8,936,416
Comprehensive income (loss)	(655,537)	9,109,757
Basic and diluted comprehensive income (loss) per share	(238,606)	(92,481)
Total assets	119,368	11,127,868
Total liabilities	60,048	259,010

Results of Operations for the three months ended January 31, 2025, and 2024

Expenses

The Company’s operating expenses for the three months ended January 31, 2025, were $35,984, compared to $127,238 for the three months ended January 31, 2024. The decrease year over year is driven by reduced activity in the Company which operates as a shell since selling off its assets.

General and administrative expenses decreased to $35,984 for the three months ended January 31, 2025, from $105,571 in the three months ended January 31, 2024. These costs consist primarily of filing fees and professional services incurred.

Management fees decreased to $nil for the three months ended January 31, 2025, from $21,667 in the three months ended January 31, 2024. These costs pertained to salaries for officers and directors.

General and administrative expenses

	2025	2024
Office and miscellaneous	$16,589	$23,583
Professional fees	19,395	82,057
	$35,984	$105,571

For the three months ended January 31, 2025, the Company’s general and administrative expenses decreased by $69,587. The largest component of that decrease relates to reduction in staff related to administration and consulting. Professional fees decreased by $62,662 for the three months ended January 31, 2025, mainly due to the reduced professional expenses incurred for the business transactions and the previous year’s costs related to the completion of the GTA RTO.

Summary of Quarterly Results

The following financial data was derived from the eight most recently completed financial quarters:

	Jan 31, 2025	Oct 31, 2024	July 31, 2024	April 30, 2024
Revenues	$—	$—	$—	$—

Net income (loss)	(36,607)	(227,102)	(84,494)	(282,503)
Income (Loss) per share - basic and diluted	($15,190)	($141,399)	($77,793)	($338,663)
Weighted average number of shares outstanding	2	2	1	1

	Jan 31, 2024	Oct 31, 2023	July 31, 2023	April 30, 2023
Revenues	$—	$—	$—	$—
Net income (loss)	(66,857)	(220,056)	11,045,537	(952,171)
Income (loss) per share - basic and diluted	($9,516)	($15,589)	$773,192	($68,672)
Weighted average number of shares outstanding	7	14	14	14

Liquidity and Capital Resources

As at January 31, 2025, the Company had working capital of $22,713 (October 31, 2024 –$59,320), consisting primarily of cash, trade and other receivables, and prepaid expenses and deposits, offset by accounts payable and lease liability. Working capital decreased due to the Company closing on it share issuer bid that was completed on December 15, 2023.

Cash Flows

A summary of cash flows for January 31, 2025, and 2024 is as follows:

	2024	2024	Change
Operating activities	$(15,193)	111,049	(126,242)
Investing activities	—	10,600,000	(10,600,000)
Financing activities	—	(10,274,265)	10,274,265
Effect on FX on cash	—	(1)	1
Change in cash	$(15,193)	436,783	(451,976)

Operating Activities

For the three months ended January 31, 2025, cash flows used in operating activities of $15,193 in cash. The decreased use of cash was mainly attributable to reduced general and administrative expenses, including salaries and benefits, and office expenses as well as the share issuer bid payment that was made during the period ended.

Investing Activities

For the three months ended January 31, 2025, investing activities consisted of nil.

Financing Activities

For the three months ended January 31, 2025, financing activities consisted of nil.

Off-Balance Sheet Arrangements

The Company did not enter into any off-balance sheet arrangements as at January 31, 2025 or as at the date of this report.

Related Party Transactions

Key management consists of the officers and directors who have authority and are responsible for overseeing, planning, directing and controlling the activities of the Company.

For the three months ended January 31, 2025, the Company incurred charges with officers and directors recorded at their exchange amounts as agreed upon by transacting parties as follows:

	January 31, 2025	January 31, 2024
Management and director fees	$—	$15,000
Payments made under the share buy back	—	3,498,245
	$—	$3,513,245

For the three months ended January 31, 2025, and 2024, key management personnel were not paid any post-employment benefits, termination benefits or any other long-term benefits.

Due to/from Related Parties

As at January 31, 2025, included in accounts payable and other liabilities is $nil (October 31, 2024 – $nil) in amounts payable to directors and officers of the Company.

Proposed Transactions

As at the date of this MD&A, the Company has no proposed transactions.

Subsequent Event

On April 2, 2025, the Company announced it has entered into a definitive business combination agreement with Wappier Inc. (“Wappier”) pursuant to which, subject to the satisfaction of certain conditions, including receipt of all necessary approvals, the Company and Wappier will complete a transaction, which will result in the reverse takeover of the Company by Wappier (the “Resulting Issuer”) and listing of the Resulting Issuer on the Canadian Securities Exchange.

Commitments

As at January 31, 2025, and the date of this MD&A, the Company did not have any commitments.

Accounting Standards, Amendments, and Interpretations not yet Effective

Accounting standards issued but not yet effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective.

Management anticipates that all the pronouncements will be adopted in the Company’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have an impact on the Company’s condensed consolidated interim financial statements.

Financial and Other Instruments

Fair values

Hierarchical levels, defined by IFRS 7 and directly related to the amount of subjectivity associated with inputs to fair valuation of these financial assets and liabilities are as follows:

Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices) (Level 2); and

Inputs for the assets or liability that are not based on observable market data (unobservable inputs) (Level 3).

The fair values of the cash, restricted cash, and other receivables, accounts payable and other liabilities approximate their carrying values due to the relatively short-term nature of these financial instruments.

Cash, restricted cash and subscription liability are recorded at fair value using level 2 inputs. Cash includes demand deposits with financial institutions and cash equivalents consist of short-term, highly liquid investments purchased with original maturities of three months or less. As at January 31, 2025 and 2024, the Company did not have any cash equivalents.

Risk Management

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk for its trade receivables is equal to the carrying amount of those items.

The Company’s cash is held with major financial institutions and thus the exposure to credit risk on cash is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to trade and other receivables.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process.

Maturity analysis of liabilities which are due in next twelve months can be summarized as follows:

	January 31, 2025	October 31, 2024
Accounts payable and accrued liabilities	$34,985	$60,048
	$34,985	$60,048

Foreign currency risk

Foreign currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. The Company’s currency risk historically has arisen from accounts payables denominated in US dollars that are held in entities with a Canadian dollar functional currency.

The Company is not currently exposed to foreign currency risk on fluctuations related to cash, accounts receivable, and accounts payable and accrued liabilities.

Interest rate risk

The Company does not have any significant exposure as at January 31, 2025 and October 31, 2024 to interest rate risk through its financial instruments.

Other MD&A Requirements

Outstanding Share Data

The following table summarizes the number of common shares outstanding and reserved for issuance, as at the current MD&A date and as at January 31, 2025:

	January 31, 2025	April 4, 2025
Common shares outstanding
Opening balance	1	1
Outstanding common shares	1	1
Additional common shares reserved for potential future issue re:
Share purchase warrants	2	2
Fully diluted total	3	3

As at January 31, 2025, the stock option activity is as follows:

	Number	Weighted Average Exercise Price
Outstanding, October 31, 2023	0.88	$1,320,000
Cancelled	(0.88)	($1,320,000)
Outstanding, October 31, 2024 and January 31, 2025	—	—

At January 31, 2025, there are no stock options outstanding as previously issued options were cancelled on December 15, 2023.

At January 31, 2025 the following warrants were outstanding, entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number	Exercise Price	Expiry Date	Number Vested
0.93	$900,000	Sept 20, 2025	0.93
0.23	$900,000	Oct 12, 2025	0.23
0.49	$900,000	Nov 30, 2025	0.49
1.65			1.65

Risks and Uncertainties

The Company believes that the following risks and uncertainties may materially affect its success:

Limited Operating History

The Company is relatively new with limited operating history and operates in the emerging industry of Esports. The business has been operating since 2010 and has yet to generate consistent profits from its activities. The Company is subject to all of the business risks and uncertainties associated with any new business enterprise.

Substantial Capital Requirements and Liquidity

Substantial additional funds to maintain business operations and for the acquisition of new business or assets will be required. No assurances can be given that the Company will be able to raise the additional funding that may be required for such activities. To meet such funding requirements, the Company will be required to undertake additional equity financing, which would be dilutive to shareholders. Debt financing, if available, may also involve restrictions on financing and operating activities. There is no assurance that additional financing will be available on terms acceptable to the Company or at all.

Reliance on Management and Dependence on Key Personnel

The success of the Company will be largely dependent upon on the performance of the directors and officers and the ability to attract and retain key personnel. The loss of the services of these persons may have a material adverse effect on the Company’s business and prospects. The Company will compete with numerous other companies for the recruitment and retention of qualified employees and contractors. There is no assurance that the Company can maintain the service of its directors and officers, or other qualified personnel required to operate its business. Failure to do so could have a material adverse effect on the Company and its prospects.

Conflicts of Interest

Certain directors and officers of the Company will be engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies and, because of these and other activities, such directors and officers of the Company may become subject to conflicts of interest. The British Columbia Business Corporations Act (“BCBCA”) provides that if a director has a material interest in a contract or proposed contract or agreement that is material to the Company, the director must disclose his interest in such contract or agreement and refrain from voting on any matter in respect of such contract or agreement, subject to and in accordance with the BCBCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the BCBCA.

Litigation

In the ordinary course of business, the Company and its subsidiaries may become involved in various legal and regulatory actions. The Company establishes legal provisions when it becomes probable that the Company will incur a loss and the amount can be reliably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company has no reason to believe that the ultimate outcome of these matters would have a material impact on its consolidated financial position.